Mail Stop 3561

October 29, 2007

Mr. Deren Z. Smith
President & CEO
Source Direct Holdings, Inc.
4323 Commerce Circle
Idaho Falls, Idaho 83401

> **Re:** **Source Direct Holdings, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed October 16, 2006**
> **Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2007**
> **Filed June 21, 2007**
> **File No. 333-69414**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the Year Ended June 30, 2006

Financial Statements

Notes to Financial Statements

Note B – Issuance of Common Shares and Warrants, F-14

1. We reviewed your response to our prior comment 1. With respect to the securities issued to various consultants for services, if the securities have been issued and valued at the date of issuance, please explain what will occur in the

event that the consultant does not perform the contracted services. To the extent that they are required to forfeit the shares, it would appear to indicate that the shares have not been earned and accordingly, that no measurement date has occurred under EITF 96-18. Conversely, if they are not required to forfeit the shares, this would appear to indicate the entire fair value of the shares should have been expensed on the date of issuance, rather than being recorded as a prepaid expense. Please advise or revise your financial statements accordingly.

2.   In connection with the comment above, these service agreements appear to be material to your business. Please file each agreement as a material contract exhibit in accordance with Item 601 of Regulation S-B, or tell us why you believe these agreements are not required to be filed and provide us with a courtesy copy of these agreements.

Form 10-QSB/A for the Quarter Ended March 31, 2007

Financial Statements

General

3.   It appears you have restated your financial statements. Please revise to clearly indicate that these financial statements have been restated and provide disclosures required by paragraph 26 of SFAS 154.

Exchange Act Reports

4.   We reviewed your response to our prior comments 2 and 3, noting your intention to restate your financial statements for several prior periods. Please tell us when you plan to file these amended Exchange Act reports and confirm that these amended reports will include changes, as necessary, to comply with the comments above (e.g. disclosures required by SFAS 154).

5.   In connection with the comment above, please note Item 4.02 of Form 8-K, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements as addressed in SFAS 154. If you believe you were not required to file an Item 4.02 Form 8-K related to your

amended filing above and planned amendments, please tell us why, in reasonable detail, using the guidance set forth under Item 4.02 of Form 8-K. Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

6. We note your response to our prior comment 4, stating "This item is to be addressed by your attorney." Your response did not address our comment, thus the comment will be reissued. With respect to your disclosures in Forms 10-QSB for the quarters ended September 30, 2006 and December 31, 2006 and Form 10-QSB/A for the quarter ended March 31, 2007, we note that your disclosures do not comply with Item 307 of Regulation S-B in the following respects:
   - We note your officers concluded that your "disclosure controls and procedures were effective to provide reasonable assurance" that information is properly disclosed in your Exchange Act reports. Given this "reasonable assurance" qualification, your disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance. Alternatively, the reference to the level of assurance of both the design and effectiveness of your disclosure controls and procedures should be removed.
   - Your conclusion should clearly state that your disclosure controls and procedures are either *effective* or *ineffective*, not of limited effectiveness.
   - In reference to your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

   Please revise your disclosures to address each of the matters noted above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services